Prospectus Supplement No. 3	Filed Pursuant to Rule 424(b)(3)
(To Prospectus dated March 18, 2016)	Registration No. 333-209079
Registration No. 333-210270

HEAT BIOLOGICS, INC.

9,100,000 Shares of Common Stock

Warrants to Purchase Up to 6,825,000 Shares of Common Stock

This prospectus supplement amends and supplements our prospectus, dated March 18, 2016, (the “Prospectus”), relating to the offering of 9,100,000 shares of common stock of Heat Biologics, Inc. and warrants to purchase 6,825,000 shares of our common stock that were issued in our public offering that closed on March 23, 2016. Each warrant has an exercise price of $1.00 per share, is immediately exercisable and expires on the fifth anniversary of the original issuance date.

Our common stock is listed on the NASDAQ Capital Market under the symbol “HTBX.” On April 22, 2016, the last reported sale price of our common stock on the NASDAQ Capital Market was $0.68 per share.  There is no established trading market for the warrants and we do not expect a market to develop. In addition, we do not intend to apply for the listing of the warrants on any national securities exchange or other trading market. Without an active trading market, the liquidity of the warrants will be limited.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and, as such, have elected to comply with certain reduced public company reporting requirements.  See “Prospectus Summary—Implications of Being an Emerging Growth Company” in the Prospectus.

This prospectus supplement is being filed to include the information set forth in the Current Report on Form 8-K filed on April 25, 2016, which is set forth below.

This prospectus supplement should be read in conjunction with the Prospectus. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 4 of the Prospectus for more information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 3 is April 25, 2016.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): April 21, 2016

Heat Biologics, Inc.

(Exact name of registrant as specified in charter)

Delaware

(State or other jurisdiction of incorporation)

001-35994	26-2844103
(Commission File Number)	(IRS Employer Identification No.)

801 Capitola Drive

Durham, NC  27713

(Address of principal executive offices and zip code)

(919) 240-7133

(Registrant’s telephone number including area code)

N/A

(Former Name and Former Address)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02.  Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On April 21, 2016, the Board of Directors of Heat Biologics, Inc. (the “Company”) appointed John K. A. Prendergast, Ph.D. to fill a vacancy on the Board of Directors (the “Board”). Dr. Prendergast has been named to serve on the Audit, Compensation and Nominating and Governance Committees of the Board to replace Dr. Paul Belsky who resigned from the Board on April 21, 2016.  Dr. Belsky indicated that his resignation was not due to any disagreement related to the Company’s operations, policies or practices.

Dr. Prendergast is an independent director in accordance with the applicable rules of the NASDAQ. As an independent director, Dr. Prendergast will be compensated for his services on the Board and committees of the Board in accordance with the Company’s standard compensation arrangements for non-employee directors, which are described in greater detail in the Company’s annual report on Form 10-K for the year ended December 31, 2015. In addition, in connection with his appointment as a director, Dr. Prendergast was granted a ten year option exercisable for 40,000 shares of the Company’s common stock at an exercise price of $0.65 per share, vesting pro rata on a monthly basis over a four year period.

Dr. Prendergast was not selected as a director pursuant to any arrangements or understandings with the Company or with any other person.  Additionally, there have been no transactions involving Dr. Prendergast that would require disclosure under Item 404(a) of Regulation S-K.

On April 25, 2016, the Company issued a press release announcing the appointment of Dr. Prendergast as a director of the Company. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K.

Item 9.01.  Financial Statements and Exhibits.

(d) Exhibits

Exhibit

Number

Description

99.1

Press Release dated April 25, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 25, 2016	HEAT BIOLOGICS, INC.

	By:	/s/ Jeffrey Wolf
	Name:	Jeffrey Wolf
	Title:	Chairman, President and Chief Executive Officer

EXHIBIT 99.1

Heat Biologics Appoints Dr. John Prendergast to Board of Directors

DURHAM, NC – April 25, 2016 – Heat Biologics, Inc. (“Heat”) (Nasdaq: HTBX), an immuno-oncology company developing novel therapies that activate a patient’s immune system against cancer, announced that the company has appointed John Prendergast, Ph.D., to its Board of Directors, effective April 21, 2016. Dr. Prendergast will replace Paul Belsky, M.D., who has served on Heat’s board since 2009.

“We are pleased to welcome Dr. Prendergast to Heat’s Board of Directors. He brings extensive industry experience in corporate development and finance, which are invaluable as we advance our programs through the clinic” stated Jeff Wolf, Heat’s Chief Executive Officer. “We are truly appreciative of Dr. Belsky’s excellent contributions to the company and wish him the best.”

Dr. Prendergast is co-founder of Palatin Technologies, Inc., a biopharmaceutical company developing targeted, receptor-specific peptide therapeutics for the treatment of diseases with significant unmet medical need and commercial potential. Dr. Prendergast has been Chairman of the Board of Palatin since June 2000 and a director since August 1996. Dr. Prendergast is a director and executive chairman of the board of directors of Antyra, Inc., a privately-held biopharmaceutical firm. He was previously a member of the board of the life science companies AVAX Technologies, Inc., Avigen, Inc. and MediciNova, Inc.

Dr. Prendergast received his M.Sc. and Ph.D. from the University of New South Wales, Sydney, Australia, did his post-doctoral fellowship in the Department of Biochemistry and Molecular Biology at Harvard University and received a C.S.S. in administration and management from Harvard University.

“I am excited to be joining Jeff and his team. The data generated thus far by the company’s platform technologies are impressive and I look forward to contributing to the future growth of the company,” said Dr. Prendergast.

About Heat Biologics, Inc.

Heat Biologics, Inc. (Nasdaq: HTBX) is an immuno-oncology company developing novel therapies that activate a patient’s immune system against cancer. Heat’s highly specific T cell-stimulating platform technologies, ImPACT and ComPACT, form the basis of its product candidates. These platforms, in combination with other therapies, such as checkpoint inhibitors, are designed to address three distinct but synergistic mechanisms of action: robust activation of CD8+ “killer” T cells (one of the human immune system’s most potent weapons against cancer); reversal of tumor-induced immune suppression; and T cell co-stimulation to further enhance patients’ immune response. Currently, Heat is conducting a Phase 2 trial with its HS-410 (vesigenurtacel-L) in patients with non-muscle invasive bladder cancer (NMIBC) and a Phase 1b trial with its HS-110 (viagenpumatucel-L) in combination with an anti-PD-1 checkpoint inhibitor to treat patients with non-small cell lung cancer (NSCLC). For more information, please visit www.heatbio.com.

Forward Looking Statements

This press release includes forward-looking statements on our current expectations and projections about future events. In some cases, forward-looking statements can be identified by terminology such as "may," "should," "potential," "continue," "expects," "anticipates," "intends," "plans," "believes," "estimates," and similar expressions. These statements are based upon current beliefs, expectations and assumptions and include statements regarding Dr. Prendergast’s contribution to our company and the potential of our ImPACT and ComPACT therapies. These statements are subject to a number of risks and uncertainties, many of which are difficult to predict, including our ability to successfully integrate Dr. Prendergast into our company and the ability of our ImPACT and ComPACT therapies to perform as designed, the ability to enroll patients and to complete the clinical trials on time, the other factors described in our annual report on Form 10-K for the year ended December 31, 2015 and our other filings with the SEC. The information in this release is provided only as of the date of this release, and we undertake no obligation to update any forward-looking statements contained in this release based on new information, future events, or otherwise, except as required by law.

CONTACT:

Heat Biologics, Inc.

Jennifer Almond

Investor and Media Relations

919-240-7133

investorrelations@heatbio.com